SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☑
The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 File No. 333-104577 and Form S-8 File nos. 333-130283 and 333-09874.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 31, 2007	By:	/s/ Stephen Forbes
	Name:	Stephen Forbes
	Title:	Senior Vice-President

News Release
CIBC declares dividends
Toronto, ON — May 31, 2007 (CM: TSX; NYSE) — CIBC’s board of directors today declared a dividend of 77 cents per share on common shares for the quarter ending July 31, 2007 payable on July 27, 2007 to shareholders of record at the close of business on June 28, 2007.
Class A Preferred Shares
Other dividends per share for the quarter ending July 31, 2007, payable on July 27, 2007 to shareholders of record at the close of business on June 28, 2007, were declared as follows:
Series 18 — $0.343750
Series 19 — $0.309375
Series 23 — $0.331250
Series 25 — $0.375000
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.293750
Series 32 — $0.281250
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.